================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 8

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
================================================================================

         This constitutes Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 2, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), being made pursuant to the Prospectus, dated June 19, 2003, forming a part of Zimmer's Registration Statement (No. 333-105561) on Form S-4 filed with the SEC.

         The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the caption entitled "Background; Contacts between Zimmer and Centerpulse" is hereby amended and supplemented by adding the following paragraphs at the end thereof:

         "On August 28, 2003, Zimmer announced the preliminary interim results for the Zimmer Offer and the Zimmer InCentive Offer, stating that it believed the minimum conditions relating to such offers would be satisfied. Also on August 28, 2003, S&N announced the preliminary interim results of the S&N Offer and the S&N InCentive Offer, stating that such offers had failed.

         On September 2, 2003, Centerpulse issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(L), announcing that Zimmer has published the definitive interim results for the acceptance of the Zimmer Offer and that the minimum condition relating to the Zimmer Offer has been fulfilled. In such press release, Centerpulse also announced that, in accordance with the timetable set by the STOB, there will be a subsequent offering period of 10 Swiss trading days, commencing on September 2, 2003 and ending on September 15, 2003, during which Centerpulse shareholders who have not tendered their Centerpulse Shares into the Zimmer Offer may do so."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         (a)(5)(L) Press release issued by the Company, dated September 2, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        CENTERPULSE, LTD.



                                        By: /s/ Max Link
                                            ------------------------------------
                                            Max Link
                                            Chairman and Chief Executive Officer



                                        By: /s/ Urs Kamber
                                            ------------------------------------
                                            Urs Kamber
                                            Chief Financial Officer


Dated:  September 3, 2003




                                       3